Mail Stop 0803

      June 16, 2005


Randall K. Zanatta
President, Chief Executive Officer and Chairman
Golf Galaxy, Inc.
7275 Flying Cloud Drive
Eden Prairie, MN 55344



      Re:	Golf Galaxy, Inc.
		Registration Statement on Form S-1
      Filed May 17, 2005
		File No. 333-125007

Dear Mr. Zanatta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. We note a number of blank spaces on your prospectus cover page and throughout your document for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please include this information in your amended filing and note that we may have additional comments once you have provided this disclosure.
2. Also, please eliminate the label "joint book-running manager" and
"joint lead manger" above the named underwriters since it is not necessary for an investment decision.

Summary, page 1
3. Please provide us with the basis of your statement that you are "a leading golf specialty retailer." Also, please provide us with copies of the National Golf Foundation and Golf Datatech 2004 reports that you rely on for data in your prospectus.
4. A summary should only highlight material information concerning you and your offering. Please shorten your summary.
5. Also, if you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks facing you.

Other Financial Data, page 7

6. We note your presentation of "Store contribution" and "Store contribution margin." These appear to be prohibited non-GAAP measures since they eliminate general and administrative expenses and pre-opening costs. Please revise your document to remove these measures or tell us why a revision is unnecessary. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Risk Factors, page 9
7. Some of your risk factor subheadings are vague and some of your risk factors are generic. In general, please present risk factor subheadings and risk factors in more concrete terms tailored to the risks you face so the reader can better assess the magnitude of the
risks.  For example, the following risk factor subheadings are vague:
* Our success depends on the continued popularity of golf..., page
9
* We rely on a limited number of key suppliers..., page 9
* Our operating results are subject to seasonal fluctuations..., page
10

The following risk factors are generic:
* Our growth strategy presents increased risk...page 11
* A downturn in the economy may affect consumer purchases...page
12
* If our system security is breached, our reputation could suffer..., page 4

Please note these are examples only. Review your entire risk factor section and revise as necessary.
8. Please include a risk factor that addresses the one time items that positively impacted your results for 2004 and 2005.

We rely heavily on our management information and other systems...page 13
9. Currently, it appears that you are including more than one risk factor under this subheading. For example, you appear to discuss the risk that you rely on your management information system to manage your business and also the risk that your eCommerce operations are dependent on the secure transmission of confidential information. Please avoid bundling risk and if a risk is material, provide it with its own descriptive subheading.

Use of Proceeds, page 22
10. Please expand your store opening discussion to provide the amount that will be used to open new stores.
11. Also, please indicate whether you have identified any potential acquisitions of business or product or intend to do so. If so, include disclosure of material information.

Selected Financial Information, page 28
12. We note your presentation of the non-GAAP performance measure EBITDA. Please rename this measure, here and elsewhere it is presented, to avoid confusing readers, since EBITDA is widely used and defined as earnings before interest, taxes, deprecation and amortization rather than your definition of it.

Fiscal Year Ended February 26, 2005 (52 weeks) compared to Fiscal Year Ended February 29, 2004 (52 weeks), page 37
13. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in comparable store sales is primarily attributable to increased sales of clubs, apparel and golf balls, expand your explanations to describe how and/or why you achieved the increased sales in these product groups. For example, if the changes are the result of new product lines or pricing changes, please state so. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

14. Please expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future. For example, you should indicate whether you expect your gross margin to continue to improve in fiscal 2006 and thereafter and why or why not.
15. We note on page 33 that sales of pre-owned clubs provide higher margins than new club sales. To the extent that the sales fluctuations in sales of pre-owned clubs materially changes gross margin, please quantify and discuss these changes in Management`s Discussion and Analysis.
16. Please expand your discussion of changes in the general and administrative expenses line item to indicate the specific factors driving the decline in rate of general and administrative expense to sales. Your explanation that the reduction is primarily attributable to the slower growth in general and administrative expenditures relative to the growth in sales is not a sufficient explanation. Additionally, discuss and quantify the reasons for the absolute dollar change in this line item.

Liquidity and Capital Resources, page 43
17. We note in your discussion concerning your future liquidity and capital needs you do not mention this offering as a source of capital. If as a result of the use of the proceeds from the offering results in little or no capital being raised for your use, that information needs to be clearly stated throughout your prospectus.

Contractual Obligations, page 46
18. Please include a narrative following the table to provide context for the reader to understand the impact of your executory costs, including real estate taxes, insurance and maintenance charges, on your total operating lease obligations. This can be achieved through disclosure of the total dollar amount of these costs incurred for the most recent fiscal year or by disclosing the percentage that these costs typically represent as a percentage of annual operating lease obligations. Refer to Item 303(a)(5) of Regulation S-K.
19. Please revise your table of contractual obligations to include any material employment agreements.

Growth Strategy, page 53
20. We note your disclosure concerning your plan to open 14 to 16 new stores in your current fiscal year. If you have identified the stores you plan to open, please disclose this information.


Clubs, page 55
21. Please expand your disclosure to explain why having a deep club in-stock position is a "significant competitive strength."

Principal and Selling Shareholders, page 79
22. Please disclose the person that has the voting or investment control over the shares held by William Blair Capital Partners V, LLC, Primus Capital Fund IV L.P., Primus Executive Fund L.P., FdG Capital Partners LLC, FdG - Chase Capital Partners LLC and Best Buy
Co., Inc.  Please see I.60 of the Division of Corporation
Finance`s
Manual of Telephone Interpretations Manual (July 1997) and 4S of the
Regulation S-K section of March 1999 supplement to the manual.

Underwriting, page 91
23. Please revise to disclose all material information related to the underwriting. For example, your references to "certain conditions" and "certain exceptions" are only informative to someone already familiar with the terms of the transaction.
24. Also, please provide more information concerning the terms and the distribution of your reserved shares. For example, please disclose how individuals will be selected to participate.

Financial Statements, page F-1
25. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.
26. Your "Capitalization" portion of your prospectus indicates that you will have a reverse common stock split. Please revise your financial statements to give effect to the common stock split and ensure that all amounts disclosed in the registration statement are on a post-split basis to avoid confusing readers.

Statements of Operations, page F-4
27. We note that depreciation expense is excluded from cost of sales.
Please update your cost of sales item on the face of your statements of operations to indicate that cost of sales excludes depreciation.
Also ensure that your selected financial data and summary financial data are appropriately updated. Refer to SAB Topic 11:B.
28. Please separately state interest income and interest expense either here or in the footnotes. Refer to paragraphs 7-8 to Rule 5-
03 of Regulation S-X and also SFAS 34, which requires separate disclosure of total interest expense. To the extent that changes in interest income and/or interest expenses are significant, please discuss the changes in Management`s Discussion and Analysis.

Notes to Financial Statements, Page F-7
29. Please tell us more about the in-store events and exclusive offers given to members of your Advantage Club customer loyalty program. To the extent that you offer customers sales incentives like discounts, coupons, rebates, free products or services or other types of consideration, please disclose your accounting policy for these arrangements. Refer to EITF 01-09.
30. Please tell us the amounts recorded in cost of sales and the amounts of store credits issued under your golf club trade-in program for each of the three years in the period ended February 26, 2005.

Revenue Recognition, page F-9
31. Please disclose how you account for gift cards and in-store credits that are never redeemed. To the extent that your gift card and/or in-store credits have expiration dates, please disclose this information.

Operating Leases, page F-9
32. Your disclosure indicates that rent expense is recorded on a straight-line basis over the initial lease term, excluding any lease renewal option periods. Please tell us and revise your disclosure to indicate whether you have included any of your store leases with contingent rent in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included these contingent rents, please explain why not.

Advertising Costs, page F-10
33. For all periods presented, please disclose the amount of vendor allowances received that are recorded as a reduction of advertising expense. Additionally, to the extent that you have material vendor reimbursement agreements, please disclose the following:

a. The number of material vendor agreements.

b. The significant terms and conditions of the agreements, including the duration of each material agreement.

c. Whether or not you will incur the same level of advertising expense if vendors discontinued their reimbursements.

d. If you will not incur similar levels of advertising expenditures absent these vendor reimbursements, discuss in Management`s Discussion and Analysis, the potential effects that a reduction in advertising expenditures will have on net sales.
34. Please expand your disclose to describe the specific types of costs that you consider "external preparation or production costs" and specify why some of these costs are expensed at the time of initial showing and why some are expensed when delivered.

Net Income (Loss) Per Share, page F-11
35. Please disclose the number of additional shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because they were anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

Recently Issued Accounting Standards, page F-12
36. Please reconcile and revise your disclosures related to your disparate conclusions on the adoption of SFAS No. 123(R). We note that your conclusions as disclosed here appear to contradict your disclosures included in your risk factors on page 14. Your risk factor disclosure conveys that an estimate of financial impact was calculated and will result in a substantial non-cash compensation charge upon adoption of SFAS No. 123(R), while your footnote indicates that an estimate cannot yet be determined.

9.  Redeemable Convertible Preferred Stock, page F-16
37. To ensure that a reader has a complete understanding of the conversion expected to occur upon closing of this offering, please disclose the terms of the conversion agreement that you entered into on May 16, 2005 with the holders of the outstanding shares of preferred stock.
38. Please detail for us the following for each series of preferred stock outstanding at February 26, 2005:

a. The date of issuance, the number of shares issued, conversion price per share, fair market value of common shares on the date of issuance.

b. How the fair value of the common stock was determined at each date of preferred stock issuance.

c. Whether the conversion rate for each series of preferred stock issued has adjusted or is subject to adjustment in any case except a stock split.



10.  Common Stock, page F-18
39. Please provide us with a schedule showing, in chronological order from February 29, 2004 to the most recent practicable date, the following information for each issuance of common stock, preferred stock, common stock options, warrants and any other instrument that is convertible into common stock.

a. The date of each issuance, the instrument issued, the number of shares/options issued, the exercise terms, the fair value of an underlying share of your common stock on each issuance date.

b.	How you determined the fair value of the underlying share on each date and the amount of compensation expense recorded in your financial statements associated with each issuance.
c. If your expected IPO price is more than your estimated fair value on which compensation expense was measured, explain in detail, the rationale supporting your estimate of fair value.

d. Discuss and quantify the intervening events that occurred between
the issuance date and the date you filed your registration
statement
that increased the fair value of your stock. You may also want to provide us with details of any independent appraisals.
e.	Furthermore, please tell us the first date you began
discussions
with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response. We will not review any response until you provide us with your anticipated IPO price range.

Exhibits
40. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Schedule II, Valuation and Qualifying Accounts, page II-5
41. Please present the gross activity of your customer returns and allowances in this schedule. To the extent that changes are material to an understanding of your results of operations or financial condition, revise your Management`s Discussion and Analysis accordingly. Refer to Rules 5-04 and 12-09 of Regulation S-K.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim, Staff Accountant at (202) 551-
3323
or William Choi, Accounting Branch Chief at (202) 551- 3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at
(202) 551-3342 or me at (202) 551- 3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      					Assistant Director





cc:  John R. Houston
       Robins, Kaplan, Miller & Ciresi L.L.P.
       Via Fax (612) 339-4181
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Randall K. Zanatta
Golf Galaxy, Inc.
June 16, 2005
Page 1